Exhibit 12.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2009	2008	2007	2006	2005

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3824	0.3617	0.3758	0.3768	0.3469
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6176	0.6383	0.6242	0.6232	0.6531
Pre-Tax Preferred Stock Dividends	$2,137	$2,068	$2,115	$2,118	$2,021

FIXED CHARGES:
Interest Expense	$42,887	$45,307	$44,621	$43,316	$40,319
Amortization of Debt Premium, Discount and Expense	406	410	471	566	821
Interest Component of Rentals	1,239	1,290	1,288	1,185	1,266

Total Fixed Charges	44,532	47,007	46,380	45,067	42,406
Pre-Tax Preferred Stock Dividends	2,137	2,068	2,115	2,118	2,021

Total Fixed Charges and Preferred Stock Dividends	$46,669	$49,075	$48,495	$47,185	$44,427

EARNINGS:
Net Income before Dividends on Preferred Stock	$106,585	$114,182	$90,500	$85,841	$89,213
Add:
Income Taxes	66,018	64,707	54,497	51,902	47,393
Total Fixed Charges	44,532	47,007	46,380	45,067	42,406

Total Earnings	$217,135	$225,896	$191,377	$182,810	$179,012

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.7	4.6	3.9	3.9	4.0